Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2015 (Unaudited)	2014	2013	2012	2011
Earnings:
Pre-tax income (loss) from continuing operations	$73,714	$(461,985)	$(589,978)	$(111,785)	$(55,033)
Fixed charges	46,122	51,301	85,046	61,802	59,171
Amortization of capitalized interest	14,965	16,643	17,580	11,135	8,265
Income tax expense (benefit)	1,392	881	1,138	413	(109)
Loss in equity investee	—	—	634	335	420
Less: interest capitalized	(10,140)	(7,945)	(17,097)	(40,116)	(54,139)

Total earnings	$126,053	$(401,105)	$(502,677)	$(78,216)	$(41,425)

Fixed Charges:
Interest expensed	$35,854	$43,233	$67,828	$21,506	$4,824
Estimated interest component of rental expense (1)	128	123	122	180	208
Interest capitalized	10,140	7,945	17,097	40,116	54,139

Total Fixed Charges	$46,122	$51,301	$85,047	$61,802	$59,171

Ratio of Earnings to Fixed Charges	2.73	*	*	*	*

Excess of fixed charges over earnings	$—	$452,406	$587,724	$140,018	$100,596

* For these periods, earnings were inadequate to cover fixed charges.

(1) Represents our estimate of the interest component of noncancelable operating lease rental expense.